Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser. If you have recently sold or transferred all of your shares in Polestar Automotive Holding UK PLC, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents. The Notice of Annual General Meeting to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 15:00 on 30 June 2025 is set out at the end of this document. Shareholders may submit a proxy vote using the form of proxy enclosed. Proxymity Voting – if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, including applicable voting cut-off time, please go to www.proxymity.io. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and condition. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service. POLESTAR AUTOMOTIVE HOLDING UK PLC (incorporated and registered in England and Wales under number 13624182) NOTICE OF ANNUAL GENERAL MEETING 2025 to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 15:00 (British Summer Time) on 30 June 2025. No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document. Cautionary note regarding forward-looking statements This document contains statements about the Company that are or may be “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These statements include, but are not limited to, the timing of the Annual General Meeting, the presence of Directors at the Annual General Meeting, the acceptance of proxies, and the performance of information technology and other third-party service providers. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. Any forward-looking statements are based on the Company’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These and other factors are discussed in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2024. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The Company undertakes no duty to update this information, expect as is required by law. Notice to persons outside the United Kingdom The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

2 3 June 2025 Dear Shareholders, Polestar Automotive Holding UK PLC’s Annual General Meeting (‘AGM’) for 2025 will be held at 15:00 (British Summer Time) on 30 June 2025 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom. 2024 was the year in which we laid the foundation for the next stage in Polestar’s journey. Developing a young company from the start to the next level is a fascinating task. Polestar has a young team, just leaving the startup phase, with great ambitions, motivation and drive. I see so much energy on all levels at the Company. With what we have achieved and, above all, our model range, I know how capable this outstanding team is. Together, our new CEO Michael Lohscheller and the new management team have intensively worked on a forward-looking strategy over the last few months. The updated business plan, derived through a bottom-up approach and with defined targets and ambitions, was presented in January 2025. The Company now has a clear path towards expected profitability and positive cash flow generation, driven by strong sales growth, continued cost efficiency realization and our growing line-up of performance EVs. The Board and I look forward to our continued engagement with you, our shareholders. The AGM is an important opportunity for the Board to request from members authority on important subjects as the Company continues on its journey as a listed entity and pursues our ambition to improve society by using design and technology to accelerate the shift to sustainable mobility. Voting The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. Explanatory notes on each resolution are set out on pages 5 to 8 of this document. Voting on each of the resolutions to be put to shareholders at the AGM will be conducted by a poll. This is in line with best practice and ensures a more accurate final result which reflects the voting preferences of all shareholders who have lodged a proxy vote. Please submit a proxy vote in advance of the proxy deadline. Guidance on the appointment of proxies, corporate representatives and voting can be found on page 9 of this notice. The results of the voting will be published on the Company’s website as soon as practicable after the AGM. External Auditor We are seeking shareholders’ approval for the re-appointment of Deloitte LLP and Deloitte AB (together, ‘Deloitte’) as the Company’s external auditor. A full tender process was undertaken by the Polestar group in 2019, with Deloitte subsequently appointed. The Audit Committee reviewed their terms of engagement, their independence and objectivity and undertook a review of Deloitte’s effectiveness pertaining to this year’s audit process. The Audit Committee concluded that it considers Deloitte to be independent and objective in their duties and will continue to keep such matters under review. As such we are proposing that Deloitte be reappointed as the Company’s external auditor. Election of Directors Karen Francis’ and Zhe (David) Wei’s terms are ending at the closing of this AGM and they have both announced that they will not stand for re-election. Additionally, David Richter and Donghui (Daniel) Li have announced their decisions to resign from the Board, both effective at the closing of the AGM. I want to thank Karen Francis, David Wei, Daniel Li and David Richter for their invaluable contributions to Polestar accompanying its transformation into a listed company. Francesca Gamboni and Laura Shen, the remaining Class III Directors, stand for re-election at the AGM. This is in line with article 83.3 of the Articles of Association of the Company. Additionally, two new Directors are proposed and recommended to the Board for election at the AGM in accordance with article 82 of the Articles of Association: Cynthia Dubin and Quan (Joe) Zhang. Cynthia Dubin is an experienced Chief Financial Officer and Board Director currently serving on the board of Ice Futures Europe, an exchange for futures and options contracts for energy and emissions products, interest rates, equity derivatives and soft commodities, owned by Intercontinental Exchange, Inc. She is further on the boards of Hurco Companies, Inc, a global machine tools manufacturer listed on Nasdaq, and of the UK Competition and Markets Authority, a non-ministerial government department in the UK responsible for strengthening business competition and preventing anti-competitive activities. Joe Zhang, Vice President and CFO of Zhejiang Geely Holding Group, is proposed to succeed Daniel Li by virtue of his relationship with PSD Investment Limited on the Board.

3 Further details and these Director’s Biographies can be found on pages 5 to 7 of this Notice. Adoption of new Articles of Association The current Articles of Association of the Company were adopted in April 2022. We are now seeking shareholders’ approval to update them to reflect developments in best practice, and provide additional clarification and flexibility. One change that will be implemented by the new Articles of Association is the removal of the Director Class system, whereby the Directors of the Company are divided into three classes (Class I, Class II and Class III) and appointed for staggered three-year terms. Instead, the new Articles of Association provide for all Directors to retire from office and stand for re-election at each Annual General Meeting. This change brings the Company in line with best practice guidelines on corporate governance and strengthen Director accountability and responsiveness to shareholders. The new Articles of Association showing all the changes to the current Articles are available for inspection at the Company’s website and will also be available at the AGM. Recommendation The Board considers that all the proposed Resolutions set out in the Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each Resolution, as they themselves intend to do in respect of their own beneficial shareholdings in the Company. Yours faithfully, Winfried Vahland Chairman

4 Notice of Annual General Meeting Notice is hereby given that the Annual General Meeting (‘AGM') of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom on 30 June 2025 at 15:00 (British Summer Time). You will be asked to consider and, if thought fit, pass the following resolutions below. Resolutions 1 to 8 will be proposed as ordinary resolutions. For an ordinary resolution to be passed, a simple majority of at least 50% of the votes cast must be in favour of the resolution. Resolutions 9 and 10 will be proposed as special resolutions. For a special resolution to be passed, at least 75% of the votes cast must be in favour of the resolution. Ordinary Resolutions Resolution 1: Report and accounts To receive the Company’s annual report and audited financial statements for the period ended 31 December 2024. Resolution 2: Directors’ remuneration report To receive and approve the Directors' Remuneration Report for the period ended 31 December 2024. Resolution 3: Re-election of Director To re-elect Francesca Gamboni as a Director. Resolution 4: Re-election of Director To re-elect Prof. Xiaojie (Laura) Shen as a Director. Resolution 5: Election of Director To elect Cynthia Dubin as a Director. Resolution 6: Election of Director To elect Quan (Joe) Zhang as a Director. Resolution 7: Reappointment of auditor To reappoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders. Resolution 8: Remuneration of auditor To authorise the Audit Committee to determine the remuneration of the Auditor. Special Resolutions Resolution 9: Adoption of Articles of Association That, with effect from the conclusion of this meeting, the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be hereby approved and adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association. Resolution 10: Notice of general meetings To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days. on behalf of Computershare Company Secretarial Services Limited, Company Secretary 3 June 2025 Registered office The Pavilions Bridgwater Road Bristol BS13 8AE United Kingdom

5 Explanation of the Resolutions Resolution 1: Report and Accounts The Board presents the Annual Report and Financial Statements of the Company for the year ended 31 December 2024. Resolution 2: Directors’ Remuneration Report The Directors’ Remuneration Report can be found within the Company’s Annual Report and Financial Statements for the year ended 31 December 2024. The vote on the Directors’ Remuneration Report is advisory in nature and therefore not binding on the Company. Resolutions 3-4: Re-election of Directors In accordance with the Company’s Articles of Association, the Class III Directors will stand for re-election at the AGM. Karen Francis and Zhe (David) Wei have announced their decisions to not stand for re-election. Resolutions 3 to 4 propose the re-election of the remaining Class III Directors, Francesca Gamboni and Laura Shen, by separate ordinary resolutions by the Company’s shareholders. The Nominating and Governance Committee has reviewed the independence of each Class III Non-Executive Director standing for re-election. After understanding any relationships with the Company, the Nominating and Governance Committee noted that Laura Shen was independent. The Nominating and Governance Committee has also reviewed and concluded that Laura Shen, being the sole independent Non-Executive Director to stand for re-election, possesses the necessary mix of skills and experience to continue to contribute effectively to the Company’s long-term sustainable success. Furthermore, notwithstanding her other appointments, the Board is satisfied that Laura Shen is able to commit sufficient and appropriate time to her Board responsibilities. Francesca Gamboni was appointed by virtue of her relationship with Snita Holding B.V. and is employed by Volvo Cars and is therefore not independent. Resolution 5-6: Election of Directors Donghui (Daniel) Li and David Richter have announced their decision to resign from the Board at the end of the AGM. The Board recommends electing Cynthia Dubin and Quang (Joe) Zhang as new Non-Executive Directors. The Nominating and Governance Committee has reviewed the independence of Cynthia Dubin and Joe Zhang. After understanding any relationships with the Company, the Nominating and Governance Committee noted that Cynthia Dubin was independent. The Nominating and Governance Committee has also reviewed and concluded that Cynthia Dubin, being the sole independent Non-Executive Director to stand for election, possesses the necessary mix of skills and experience to contribute effectively to the Company’s long-term sustainable success. Furthermore, notwithstanding her other appointments, the Board is satisfied that Cynthia Dubin is able to commit sufficient and appropriate time to her Board responsibilities. Joe Zhang was nominated by virtue of his relationship with PSD Investment Limited and is employed by Zhejiang Geely Holding Group and is therefore not considered independent. Subject to their election at the AGM, Cynthia Dubin will further be appointed as Chair of the Compensation Committee and as a member of the Audit Committee, and Joe Zhang will be appointed as a member of the Nominating and Governance Committee and Compensation Committee. The biographical details of the Directors standing for re-election and election, setting out the skills and experience that each brings to the Board, can be found below. Francesca Gamboni Non-Executive Director Appointed 7 October 2024 Nationality Italian Outside Interests Francesca Gamboni has served as Chief Supply Chain Officer of Volvo Cars since October 2023 and as a member of Volvo Cars Executive Management Team since May 2024. Skills and Experience

6 Francesca Gamboni is a supply chain management expert with close to 30 years of experience in this area. Francesca Gamboni has held senior and executive supply chain management positions within and outside of the automotive and mobility industry. Most recently, she served as Chief Supply Chain Officer of Accell Group, an e-bike market leader, from February 2022 to August 2023. Prior to this, she served as SVP Global Supply Chain of Stellantis from June 2016 to January 2022. Her experience in the automotive industry also includes Renault where she served as Vice President Supply Chain (June 2010 to August 2013) and General Manager Logistics (November 2007 – June 2010). Other key positions held by Francesca Gamboni include her role as Nordic Operations Director of L’Oréal from September 2013 to May 2016, and Supply Chain Manager of Alcan, from February 2003 to November 2007. Francesca Gamboni also has experience as member of the supervisory board in the logistics industry with GefCo (June 2016 – December 2019), and the automotive industry with Opel (December 2019 – January 2022). Francesca Gamboni holds a Master of Science in Industrial Technology Engineering from Politecnico di Milano. The Company believes that Francesca Gamboni is qualified to serve on the Board based on her significant experience in the supply chain management of the automotive industry. Prof. Xiaojie (Laura) Shen Independent Non-Executive Director1 Member of the Audit Committee Appointed 7 October 2024 Nationality Chinese Outside Interests Laura Shen serves as Chair of the China Alumni Chapter of University of New York at Buffalo and consultant of the Dean of School of Management, and as a consultant for China Auto Dealers Chamber of Commerce. Skills and Experience Laura Shen has 30 years of experience in the automotive sector in China with demonstrated track-record in sales performance, operational efficiencies and strategic implementation. Laura Shen joined Volkswagen Group (China) as Vice President in 2007 where she held various executive positions, including as Managing Director and Director for Volkswagen Group Import from 2021 to 2023, Head of Sales & Service Operations of Volkswagen Brand China from October 2014 to May 2016, Managing Director of Volkswagen Import from 2009 to 2012. She also served as Chair of Volkswagen Virtual Turntable (Beijing) Internet Information Service Co. Ltd from March 2022 to June 2023. Prior to Volkswagen, Laura Shen served as Assistant President of Jiangling Motors from 1995 to 2002, and Head of Sales of BMW Brilliance from 2002 to 2007. Laura Shen holds an MBA from State University of New York at Buffalo, and a Postgraduate Diploma in ELT from Nanyang Technological University of Singapore. The Company believes that Laura Shen is qualified to serve on the Board based on her significant experience in the automotive industry. Cynthia Dubin Nominee Independent Non-Executive Director1 Incoming Chair of the Compensation Committee and member of the Audit Committee Nationality American, British Outside Interests Cynthia Dubin has been, since February 2019, a director of the U.K. Competition and Markets Authority (‘CMA’) and is the Chair of its Nominations Committee and Audit and Risk Assurance Committee. Cynthia Dubin is also since March 2019 a director of Hurco Group Companies, Inc., a global machine tools manufacturer listed on Nasdaq, where she is a member of the Audit Committee. Since December 2020, Cynthia Dubin has also served as a director of ICE Futures Europe, Inc., an exchange for futures and options contracts for energy and emissions products, interest rates, equity derivatives and soft commodities, owned by Intercontinental Exchange where she is Chair of the Risk and Audit Committee.

7 Skills and Experience Cynthia Dubin was from May 2021 to August 2023 a director, Chair of the Audit Committee, and member of the Compensation Committee of the Franchise Group, Inc. and from September 2020 through November 2022 she served as a director, Chair of the Audit Committee, and a member of the Remuneration and Nomination Committees of Synthomer plc. From 2015 to September 2020, she served on the Board of Directors of Babcock & Wilcox Enterprises, Inc. (‘B&W’). During that time, she also served as Chair of B&W’s Audit Committee and a member of its Governance Committee. Additionally, she has held senior executive positions at Pivot Power LLP, JKX Oil & Gas plc, and Edison Mission Energy, where she was European CFO. Cyntha Dubin holds a BSBA in finance and economics from Georgetown University. She holds a certificate in company directorship from the Institute of Directors in the U.K. and has completed a Harvard University residential course on corporate board effectiveness. The Company believes that Cyntha Dubin is qualified to serve on the Board based on her significant experience of international corporate finance and capital markets, corporate governance and risk management and oversight. Quang (Joe) Zhang Nominee Non-Executive Director Incoming member of the Nominating and Governance Committee and Compensation Committee Nationality Chinese Outside Interests Joe Zhang is Vice President and Chief Financial Officer (CFO) of Zhejiang Geely Holding Group. In addition, Joe Zhang serves on the Boards of Smart Mobility Pte. Ltd (since March 2022), CaoCao Inc (since June 2023), Zhejiang Genius & Guru Investment Co. Ltd. (since May 2024), Saxo Bank A/S (since October 2024), Genius Auto Finance Co. Ltd. (since December 2024) and companies in the Zhejiang Geely Holding Group. Skills and Experience Joe Zhang joined Zhejiang Geely Holding Group in April 2014. Between 2014 and 2021, Joe Zhang held various key positions, including Deputy CFO of Geely Holding Group, General Manager of Geely Holding Group Financial Management Center and Director of Geely Holding Group Strategic Finance Center. Joe Zhang has served as Zhejiang Geely Holding Group’s Chief Financial Officer since May 2021 and was appointed as its Vice President in July 2022. Joe Zhang graduated from Shanghai University of Finance and Economics in 2002 with a Bachelor’s degree in international accounting. The Company believes that Joe Zhang is qualified to serve on the Board based on his significant financial management experience, with a strong focus on financing, investment management and mergers & acquisitions and experience in the automotive industry. 1 Deemed as independent under the Nasdaq listing rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Resolution 7: Reappointment of auditor The auditors of a company must be appointed or reappointed at each general meeting at which the accounts are laid. Resolution 7 proposes, on the recommendation of the Audit Committee, the reappointment of Deloitte LLP and Deloitte AB as the Company’s auditors, until the conclusion of the next general meeting of the Company at which accounts are laid. The Audit Committee considers the reappointment of the external auditor each year before making a recommendation to the Board. The Board recommends the reappointment of the auditors. Resolution 8: Remuneration of auditor The Audit Committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually; in addition, it reviews the non-audit services that the auditor provides to the group on a quarterly basis. The Board is seeking authority for the Audit Committee to fix the auditor’s remuneration.

8 Resolution 9: Adoption of new Articles of Association Resolution 9 relates to the adoption of new Articles of Association of the Company (the ‘New Articles’). The New Articles are proposed to be adopted in order to update the Company’s current Articles of Association (the ‘Current Articles’), which were adopted on 13 April 2022 and to remove the Director Class system and provide for that all Directors retire and stand for re-election at each annual general meeting (Articles 79.3 to 79.4 and 83.1 to 83.3). The New Articles reflect developments in best practice and provide additional clarification and flexibility. The New Articles showing all the changes to the Current Articles are available for inspection, on the Company’s website and will also be available at the AGM. Resolution 10: Notice of general meetings Under the provisions in the Companies Act 2006, public companies must call general meetings (other than an annual general meeting) on at least 21 clear days’ notice unless the company: a. has obtained shareholder approval for the holding of general meetings on 14 clear days’ notice by passing an appropriate resolution at its most recent annual general meeting; and b. offers the facility for shareholders to vote by electronic means accessible to all shareholders. To enable the Company to utilise the shorter notice period of 14 days for calling such general meetings, shareholders are asked to approve this resolution. The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If granted, this authority will be effective until the Company’s next annual general meeting. Recommendation The Board believes the proposals described above regarding the resolutions to be proposed at the AGM to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of each of the resolutions at the AGM, which the Directors intend to do in respect of their own beneficial holdings of Ordinary Shares representing 0.02% of the issued Ordinary Shares.

9 Administrative notes to the Notice of Annual General Meeting Website address Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, is available from https://investors.polestar.com/corporate-governance/annual-general-meeting. Entitlement to attend and vote Only those holders of class A ordinary shares, class B ordinary shares and class C ordinary shares (together, ‘Ordinary Shares’) registered on the Company’s register of members at 18:00 (British Summer Time) on 20 May 2025 or, if this meeting is adjourned, at close of business on the day two days prior to the adjourned meeting, shall be entitled to attend and vote at the meeting. Holders of ADSs When is my voting entitlement fixed? To instruct the Depositary to vote the Ordinary Shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 17:00 (Eastern Daylight Time) on 19 May 2025 (the ‘ADS Record Date’). Your voting entitlement will depend on the number of ADSs you hold on the ADS Record Date. How can I attend the Annual General Meeting in person? ADS holders cannot attend the AGM. How can I vote the Ordinary Shares represented by my ADSs? If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly. If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines. By when do I have to submit my ADS vote to the Depositary? Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 24 June 2025 in the manner and at the address specified in the ADS voting instruction card. I already voted as an ADS Holder but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed. I hold my ADSs in a street name – can I still vote? You should contact your bank, broker or nominee for information on how to vote your ADSs.

10 Contact Details IR Team Polestar Automotive Holding UK PLC Assar Gabrielssons Väg 9, 418 78 Göteborg, Sweden E-mail: ir@polestar.com Company Secretary Computershare Company Secretarial Services Limited The Pavilions, Bridgwater Road, Bristol, BS13 8FD United Kingdom Tel: +44 (0) 370 702 0003 Registrar Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ United Kingdom Tel: +44 (0) 370 702 0003 ADS Depositary Citibank ADS Holder Services P.O. Box 43077 Providence, Rhode Island, 02940-3077 USA Tel (toll free): +1 877-CITI-ADR Tel (outside US): 1-781-575-4555 Fax: 1-201-324-3284 E-mail: Citibank@shareholders-online.com